Exhibit 99.1




ASX ANNOUNCEMENT
NOVEMBER 24TH, 2005

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                    FURTHER UPDATE REGARDING APPLERA DISPUTE

On November 3rd, 2005, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advised the Market that the United States District Court, Northern District of California had posted on its website a Stipulated Revised Case Schedule and Order (the "Order") in respect of GTG's patent dispute with Applera Corporation.

The Order revealed that:

|_| GTG and Applera (collectively the "Parties") had reached a settlement in principle.

|_| A Confidential Term Sheet had been executed by the Parties and submitted to the Court.

|_| The Parties were working diligently to finalise a binding Settlement Agreement and associated documents by no later than Wednesday, November 9th, 2005.

GTG subsequently reported that, on November 11th, 2005, the Court posted on its website a joint Stipulation dated the same date that had been signed and filed by the Parties, seeking additional time, until Tuesday, November 22nd, 2005, in order to complete and execute the settlement agreements.

The Company now reports that, on November 22nd, 2005, the Court posted on its website a further joint Stipulation dated the same date that had been signed and filed by the Parties, seeking additional time, until Monday, December 5th, 2005 (US time), in order to complete and execute a binding Settlement Agreement, as well as attendant licenses and a supply agreement. A complete copy of this third Stipulation is attached.


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FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Mervyn Jacobson
Chief Executive Officer

Genetic Technologies Limited
Telephone: +61 3 9415 1135


GENETIC TECHNOLOGIES LIMITED o WEBSITE: www.gtg.com.au o EMAIL: info@gtg.com.au ABN 17 009 212 328 o REGISTERED OFFICE o 60-66 Hanover Street Fitzroy VIC 3065 Australia o POSTAL ADDRESS P.O. Box 115 Fitzroy Victoria 3065 Australia o PHONE 61 3 9415 1135 o FAX 61 3 9417 2987